Exhibit 4.2

Execution Version

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This AMENDMENT NO. 1 TO WARRANT AGREEMENT (this “Amendment”) is made and entered into effective as of May 2, 2016, by and between Golden Minerals Company, a Delaware corporation (the “Company”) and Computershare Trust Company, N.A., acting as warrant agent (the “Warrant Agent”) and amends the 2014 Warrant Agreement.

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement dated as of September 19, 2012, as amended on March 7, 2014 (the “2012 Warrant Agreement”);

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement dated as of September 10, 2014 (the “2014 Warrant Agreement”);

WHEREAS, Sentient Global Resources Fund IV, L.P., a Cayman Island exempted limited partnership (“Sentient”), and its affiliates currently own approximately 49% of the Company’s outstanding common stock, par value $0.01 per share (“Common Stock”);

WHEREAS, the Company is considering certain financing opportunities through the sale of Common Stock or securities convertible into Common Stock (the “Financing”);

WHEREAS, Sentient has the right to purchase a total of 4,029,872 shares of Common Stock pursuant to the exercise of warrants acquired in private placements completed on September 18, 2012 and September 10, 2014 (the “Warrants”);

WHEREAS, as of the date hereof, approximately $1.2 million principal and accrued interest remain outstanding that certain Senior Secured Convertible Note, dated as of October 27, 2015 (the “Note”), in favor of Sentient, all of which may be converted into shares of the Common Stock pursuant to the Note (the “Conversion Rights”);

WHEREAS, in the aggregate, approximately 8,000,000 shares of Common Stock are reserved for issuance upon exercise of the Warrants and upon exercise of the Conversion Rights;

WHEREAS, the Company has 100,000,000 shares of authorized Common Stock, of which approximately 6,000,000 remain available for issuance and are not reserved for issuance pursuant to convertible securities (including estimated shares reserved for issuance resulting from anti-dilution triggers upon a Financing), including the Warrants and the Note;

WHEREAS, the Company has submitted for approval by the shareholders at the 2016 annual meeting to be held May 19, 2016, a proposal to increase its authorized Common Stock from 100,000,000 to 200,000,000;

WHEREAS, the Company and Sentient have entered into that certain Agreement Regarding Warrants Exercise and Note Conversion dated May 2, 2016, pursuant to which Sentient has agreed not to exercise the Warrants and its Conversion Rights under the Note until such time as the Company increases its authorized Common Stock to 200,000,000 shares, thereby providing the Company with approximately 14,000,000 shares of Common Stock for issuance in the Financing; and

WHEREAS, in order to facilitate completion of the Financing, the Company and the Warrant Agent desire to amend the 2014 Warrant Agreement in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, agree as follows:

1.             Indemnification.  The Company agrees to indemnify the Warrant Agent for, and hold it harmless against, any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the Company not having reserved a sufficient number of shares of the authorized and unissued Common Stock to satisfy the Company’s obligations to issue shares upon the exercise of the Warrants and the Conversion Rights under the Note.

2.             Termination Date.  The agreement of the Company contained in Section 1 above shall automatically terminate on the earlier to occur of (i) July 19, 2016, or (ii) the date on which the Company’s shareholders approve the increase in the Company’s authorized Common Stock from 100,000,000 to 200,000,000 and the amendment to the Company’s Amended and Restated Certificate of Incorporation is filed and accepted by the Delaware Secretary of State.

3.             Continuation of 2014 Warrant Agreement.  This Amendment is limited in scope as specified herein and shall not constitute or be deemed to constitute an amendment, modification or waiver of any provision of the 2014 Warrant Agreement, except as expressly set forth herein.  As amended hereby, the 2014 Warrant Agreement shall continue in full force and effect according to its terms.

4.             Governing Law; Entire Agreement.  This Amendment shall be governed by the laws of the State of New York.  Unless otherwise specifically addressed herein, this Amendment constitutes the sole and entire agreement of the parties with respect to its subject matters, supersedes all prior verbal and written understandings and agreements between the parties relating to its subject matters, and may not be modified except in a writing signed by both parties.

5.             Counterparts.  This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute on and the same instrument.  Facsimile, PDF and other electronic signatures shall constitute original signatures for all purposes of this Amendment.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by its authorized officer as of the date first indicated above.

GOLDEN MINERALS COMPANY

By:	/s/ Robert P. Vogels
Name:	Robert P. Vogels
Title:	Senior Vice President and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Thomas Borbely
Name:	Thomas Borbely
Title:	Manager, Corporate Actions

COMPUTERSHARE INC.

By:	/s/ Thomas Borbely
Name:	Thomas Borbely
Title:	Manager, Corporate Actions

Signature Page to Amendment No. 1 to Warrant Agreement